# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citius Oncology, Inc., CIK 0001851484
CUSIP: 17331Y109
Title of class of securities: Common Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Commerce Drive, 1st Floor, Cranford, New Jersey (NJ), 07016
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001506251
Persons authorized to receive notices and communications: Leonard L. Mazur, Chief Executive Officer, 11 Commerce Drive, 1st Floor, Cranford, New Jersey (NJ), 07016, (908) 967-6677; Alexander M. Donaldson, Esq., 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina (NC), 27607, (919) 781-4000; Lorna A. Knick, Esq., 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina (NC), 27607, (919) 781-4000; Wyrick Robbins Yates & Ponton, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina (NC), 27607, (919) 781-4000

## Reporting persons
- Citius Pharmaceuticals, Inc. (CIK 0001506251): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66,049,615; shared voting power 0; sole dispositive power 66,049,615; shared dispositive power 0; aggregate amount beneficially owned 66,049,615 (71% of the class)
  Comment: CO

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.0001 par value per share
Name of issuer: Citius Oncology, Inc.
Address of issuer's principal executive offices: 11 Commerce Drive, 1st Floor, Cranford, New Jersey (NJ), 07016
Comment:
EXPLANATORY NOTE

This Amendment No. 4 to the Schedule 13D of the Reporting Person filed on August 16, 2024, as amended on July 25, 2025, September 12, 2025, and December 17, 2025 (this "Amendment"), amends and supplements the Schedule 13D as specifically set forth herein, to report a material decrease in the Reporting Person's percentage beneficial ownership of the Issuer's common stock resulting solely from increases in the Issuer's outstanding shares.

The information provided herein is intended to encompass the information that would have been included in amendments previously required upon the occurrence of the events summarized below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of 66,049,615 shares of the Issuer's common stock, which represents approximately 71.0% of the Issuer's outstanding common stock, based upon 92,981,204 shares of common stock outstanding as of May 14, 2026 (per the Issuer's Form 10-Q for the quarter ended March 31, 2026, filed May 15, 2026). The decrease in the Reporting Person's percentage beneficial ownership since Amendment No. 3 resulted solely from increases in the Issuer's outstanding shares of common stock and not from any acquisition or disposition of shares by the Reporting Person.

Additional Event Requiring Amendment

On February 10, 2026, the Issuer reported that 88,275,204 shares of common stock were outstanding (as of such date), as disclosed in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025. Based on 66,049,615 shares beneficially owned by the Reporting Person, this reflected a decrease in the Reporting Person's percentage beneficial ownership to approximately 74.9%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting and dispositive power of 66,049,615 shares of the Issuer's common stock beneficially owned.

Note: In its Current Report on Form 8-K filed on May 6, 2026 (the "Form 8-K"), the Issuer disclosed the immediate exercise of warrants for 12,777,778 shares and the issuance of replacement warrants. According to the Form 8-K, such shares are being held in abeyance by the transfer agent due to a 9.99% beneficial ownership limitation and therefore are not included in the outstanding share count used above.

## Signatures
- Citius Pharmaceuticals, Inc.: /s/ Leonard Mazur, Leonard Mazur, Chief Executive Officer (06/04/2026)